UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of October 2006

0-30842

(Commission File Number)

ASAT Holdings Limited

(Exact name of Registrant as specified in its Charter)

14th Floor

138 Texaco Road

Tsuen Wan, New Territories

Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):             .

On October 12, 2006, the Company issued a press release announcing the appointment of Edward Bedell as Vice President of Quality and Reliability. A copy of the press release is attached as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASAT HOLDINGS LIMITED

By:	/s/ KEI W. CHUA
Kei W. Chua Acting Chief Financial Officer

Date: October 20, 2006

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Press Release dated October 12, 2006, announcing the appointment of Edward Bedell as Vice President of Quality and Reliability.

4

Exhibit 99.1

ASAT Holdings Limited Appoints Industry Veteran

Edward Bedell as Vice President of Quality and Reliability

Hong Kong and Milpitas, Calif., – October 12, 2006 – ASAT Holdings Limited (Nasdaq: ASTT), a global provider of semiconductor package design, assembly and test services, today announced the appointment of Edward Bedell as Vice President of Quality and Reliability, effective immediately. He replaces Mr. Ken Sicz who resigned for personal reasons. Mr. Bedell will be based in Dongguan, China and report to interim CEO Tung Lok Li.

Prior to joining ASAT, Mr. Bedell served as the Senior Vice President and Director, Quality and Reliability for Johnson Electric in Hong Kong, one of the world’s largest manufacturers of AC and DC motors. Prior to that, he spent over 30 years serving in manufacturing and quality assurance management positions supporting Asia, Europe and the U.S. while at Motorola Semiconductor. Mr. Bedell was a co-founder, board member and Vice Chairman of the Semiconductor Assembly Council, which merged into the Fabless Semiconductor Association in 2005.

“With more than 30 years of quality and reliability management experience, and an excellent reputation in the semiconductor industry, we are very happy to welcome Ed to the ASAT team,” said Mr. Li. “Ed was one of the innovators and implementers of Six Sigma quality and process control during his long tenure at Motorola. His unparalleled record of substantial achievement during his successful career in the quality assurance field will be an asset to ASAT.”

“ASAT’s recent move of its manufacturing to the new China facility allows me the opportunity to develop new benchmarks for quality assurance and control of manufacturing processes in China,” said Mr. Bedell. “I look forward to assisting in achieving improved manufacturing performance and overall quality and reliability of ASAT’s production output.”

About ASAT Holdings Limited

ASAT Holdings Limited is a global provider of semiconductor package design, assembly and test services. With 17 years of experience, the Company offers a definitive selection of semiconductor packages and world-class manufacturing lines. ASAT’s advanced package portfolio includes standard and high thermal performance ball grid arrays, leadless plastic chip carriers, thin array plastic packages, system-in-package and flip chip. ASAT was the first company to develop moisture sensitive level one capability on standard leaded products. Today the Company has operations in the United States, Asia and Europe. For more information, visit www.asat.com.

For further information, please contact:

Jim Fanucchi

Summit IR Group Inc.

408.404.5400

ir@asat.com